REEF GLOBAL ENERGY VII, L.P.
1901 N. Central Expressway, Suite 300
Dallas, Texas 75080

October 30, 2007

Jill Davis
John Cannarella
Jennifer Goeken
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Reef Global Energy VII, L.P. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 000-52539

Ladies and Gentlemen:

We are writing in response to the letter of comments from the United States Securities and Exchange Commission (the “Commission”) to the Company, dated October 3, 2007, with respect to the Company’s Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”).  The following is our response to your comment letter of October 3, 2007 (the “Comment Letter”).  We previously responded to the Commission’s comments 1 and 3 relating to the Company from the Comment Letter with a letter to the Commission dated October 25, 2007.  The purpose of this letter is to respond to comment 2 from the Comment Letter.  In order to facilitate your review, we have repeated the numbered comment in italics followed immediately by our response to that comment.

2.              We have considered your response to prior comment number four of our letter dated August 20, 2007 and note your position that since prepaid drilling costs are non-refundable they are properly classified as property at the time the payments are made. Based on this explanation, it remains unclear how the classification of amounts paid for activities yet to occur are appropriately classified within a full cost property account. Please provide additional support for your classification of these prepaid drilling costs under Rule 4-10(a) and 4-10(c)(2) of Regulation S-X.

Response:

Based on our counsel’s discussion with Mr. Cannarella on October 25, 2007, we, on a going forward basis, will classify prepaid drilling costs as long term assets with their own line item until such time that developmental operations to which the prepaid drillings costs relate are commenced.  Because we do not consider the change in classification to be material, we will not restate prior Form 10-Ks or Form 10-Qs.

*     *     *

Supplemental information set forth herein and in the exhibits hereto has been provided for the information of the Commission only and shall not be deemed to have been filed.

We acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the staff’s comments.  Should you have any additional questions or comments, please do not hesitate to contact the undersigned at (972) 437-6792 or Jon Carroll of Baker & McKenzie LLP at (214) 978-3023.

Sincerely,

REEF GLOBAL ENERGY VII, LP

Reef Oil & Gas Partners, L.P.,
Its Managing General Partner

		By:	/s/ Dan Sibley
Dan Sibley
Chief Financial Officer

cc:	Joel Held, Baker & McKenzie LLP
Jon Carroll, Baker & McKenzie LLP